VIZACOM, INC.
                             Glenpointe Centre East
                           300 Frank W. Burr Boulevard
                            Teaneck, New Jersey 07666
                                 (201) 928-1001




                                               September 18, 2000



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  Form S-8 Registration Statement
               Registration No.333-13063
               Application to Withdraw Registration Statement
               ----------------------------------------------
Dear Sir or Madam:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Vizacom Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-8 (Registration No.:333-13063) (the "Old Registration Statement") filed with the Commission on September 30, 1996.

     The Old Registration Statement registered 500,000 shares of the common stock, par value $.001 per share (the "Common Stock"), of the Company issuable under the Company's Outside Director and Advisor Stock Option Plan (the "Plan"). Subsequent to the filing of the Old Registration Statement, the Company increased the number of shares of Common Stock issuable under the Plan. In connection with such increase in the number of shares of Common Stock issuable under the Plan, the Company filed a new Registration Statement on Form S-8 (Registration No.: 333-82951) (the "New Registration Statement") on July 15, 1999, registering all of the shares of Common Stock issuable under the Plan, including the shares previously registered under the Old Registration Statement. Thus, the Old Registration Statement is duplicative. Prior to the filing of the New Registration Statement, the Company had issued a total of 6,555 shares of Common Stock under the Plan and the Old Registration Statement.

     Please acknowledge your consent to this request for withdrawal of the Old Registration Statement by forwarding to the Company a copy of the order of withdrawal of the Old Registration Statement.

     If you have any questions or comments, with respect to this withdrawal request, please contact either the Company's counsel, Neil M. Kaufman, Esq., of Kaufman & Moomjian, LLC, at 50 Charles Lindbergh Boulevard - Suite 206, Mitchel Field, New York 11553 (Telephone: 516- 222-5100), or the undersigned.

                                     Very truly yours,



                                     VIZACOM INC.

                                     By:  /s/Alan W. Schoenbart
                                         --------------------------------------
                                          Alan W. Schoenbart
                                          Vice President - Finance and
                                          Chief Financial Officer